OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

May 11, 2009

Via Facsimile and EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for fiscal year ended December 31, 2008

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning, a Delaware corporation (the “Company”), I submit the Company’s response to the Staff’s comments contained in your letter dated April 16, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), File No. 1-33100, filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2009. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

Response:

As applicable below, we have provided proposed revised text in italics as it would have looked in the filing referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Management’s Discussion and Analysis

Critical Accounting Estimates

Impairment of Assets, page 44

2.	In the interest of providing readers with a better insight into your judgments in accounting for goodwill, please address the following:

•	Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

Your disclosures indicate that you use the discounted cash flow approach to determine the fair value of each reporting unit. Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•

In your testing of the goodwill related to the Other Building Materials and Services reportable segment, please address what consideration you gave to the loss reported by this segment for the year ended December 31, 2008. Please also address what consideration you gave to your market capitalization in your testing; and

•	If applicable, please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

We conduct our testing for potential goodwill impairment at the reporting unit level. The Company determines its reporting units in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) paragraph 30. Our reporting units represent a business for which discrete financial information is available and segment management regularly reviews the operating results. To provide the reader better insight into our reporting units, we propose to add the following disclosure in future filings:

The Company has recorded its goodwill and conducted testing for potential goodwill impairment at a reporting unit level. The Company determines its reporting units in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”). Our reporting units represent a business for which discrete financial information is available and segment management regularly reviews the operating results.

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

Our disclosure lists the three significant estimates used in the discounted cash flow approach to determine fair value for goodwill impairment testing purposes. These significant estimates are the cash flow forecasts of the reporting units, the discount rate and the terminal business value. The estimates for the cash flow forecasts are the cash flow forecasts submitted by reporting unit management for the time period of 2008 through 2013. These forecasts are aggregated to an operating segment level and utilized by senior management and the Board of Directors to evaluate operating performance. The estimate for the discount rate was based upon the actual long-term weighted average cost of capital utilized by the Company to evaluate investment decisions. The terminal business value was calculated by applying a long-term growth factor to the 2013 cash flow forecast. The long-term growth factor we applied was the minimum required to create a fair value in excess of the carrying value for our reporting units. In 2008, the required long-term growth factor was 1%. Since this long-term growth factor was significantly below our expected growth rate, our sensitivity analysis concluded that we have sufficient cushion in our calculation of fair values.

The Other Building Materials and Services reportable segment contains two reporting units, one of which has goodwill. The discounted cash flow approach used in determining the fair value of this reporting unit was based upon the forecasted loss for 2008, the cash flow forecasts for 2009 through 2013 and a 1% growth factor that was utilized to calculate the terminal business value. As indicated above, this growth factor is significantly below our expected growth rate. This resulted in a fair value of this reporting unit in excess of the carrying value.

As part of our goodwill impairment testing, we considered our market capitalization. While the Company’s market value was below the book value at the time of testing, we concluded that the stated market price of the Company’s common shares is below the stock price that would be received if the Company were to be sold in an orderly transaction. Factors that were considered in support of management’s conclusion were a change of control premium, make-up of stockholder base and independent third party estimates on the Company’s stock price. In addition, we concluded that the aggregate reporting unit fair values of the Company were reasonable when compared to the market capitalization of the Company at the time of testing.

The only significant change in estimates and methodologies used for valuing goodwill in 2008 versus 2007 are the cash flow forecasts. For 2008, these estimates were updated to reflect the latest cash flow forecasts that were submitted by reporting unit management. While these forecasts have changed since the forecasts that were utilized in the 2007 testing, it did not result in an impairment to goodwill. There were no other significant changes to estimates or methodologies used for valuing goodwill in 2008.

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

3.	You state that current market conditions have caused you to have idle capacity. While your current strategy is to utilize this capacity to meet expected future demand, any significant decrease in this expectation or change in management’s strategy could result in future impairment charges related to this excess capacity. In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:

•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;

•

Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and

•	For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

Response:

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“FAS 144”), long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Consistent with this standard, we group long-lived assets based upon manufacturing facilities that produce similar products within a geographic region.

In accordance with FAS 144, paragraph 8, we did not conduct long-lived asset recoverability tests on any asset groups as there were no events or changes in circumstance that indicate that carrying amounts may not be recoverable. While recent market conditions have caused the Company to idle manufacturing capacity, no testing for recoverability was required as there was not a significant change in the forecasted long-term cash flows at the asset group level. Based upon our analyses, disclosure of the carrying value of any asset group was not required.

To provide the reader additional insight on how we perform impairment analysis on long-lived assets, we propose adding the following disclosure to the Impairment of Assets section of Management’s Discussion and Analysis in future filings (the changes from our current disclosure are shown in bold):

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“FAS 144”), for impairment testing, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

flows of other groups of assets and liabilities. Consistent with this standard, we group long-lived assets based upon manufacturing facilities that produce similar products within a geographic region. Management tests these asset groups for potential impairment in accordance with FAS 144 whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Current market conditions have caused the Company to have idle capacity. We consider such idled capacity to be unimpaired because there has not been a significant change in the forecasted long-term cash flows at the asset group level to indicate that the carrying values are not recoverable. While management’s current strategy is to utilize this capacity to meet expected future demand, any significant decrease in this expectation or change in management’s strategy could result in future impairment charges related to this excess capacity.

Pensions and Other Postretirement Benefits, page 45

4.	The disclosures on pages 122 through 125 show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your United States pension plan assets invested in equity securities. Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why your continued use of a 8% expected rate of return continues to be appropriate for 2008 in light of your current asset allocations at December 31, 2008 and current investment policy for the United States pension plan.

Response:

While we did experience unfavorable returns in 2008, based upon the rebalancing of the portfolio, historical rates of return and expectations for future rates of return, we expect to achieve a long-term rate of return of 8%. The January 2009 rebalancing to conform to policy allocations is disclosed on page 125 of the Form 10-K.

The decrease in the funded status of the plans will lead to increased future net periodic pension cost and future pension funding contributions. The impact of the decrease in funded status to near-term net periodic pension cost is not material. The impact of the decrease in funded status on future pension contributions is disclosed on page 42 of the Form 10-K.

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

Financial Statements

Consolidated Balance Sheets, page 95 and Consolidated Statements of Stockholders’ Equity, page 96

5.	The disclosures on the face of the consolidated balance sheets indicate that you have the same number of issued and outstanding shares of common stock at December 31, 2008. Given your purchases of treasury stock, it is not clear why they would be the same number. Please advise or revise as necessary. In a similar manner to your presentation of shares of common stock on your statements of stockholders’ equity, please also provide a column which shows the changes in the shares of treasury stock on the face of your statements of stockholders’ equity.

Response:

In response to your comment, we added the following footnote to the Common Stock, par value $0.01 per share line item of the Consolidated Balance Sheets included in our Form 10-Q for the quarterly period ended March 31, 2009, filed on April 30, 2009 (the “First Quarter 2009 Form 10-Q”):

(b) 400 shares authorized, 132.6 issued and 127.9 outstanding at March 31, 2009; 131.7 issued and 127.0 outstanding at December 31, 2008

We will include such disclosure in future filings. Also, in future filings we will include a column which shows the changes in the shares of treasury stock on the face of our Consolidated Statements of Stockholders’ Equity in a manner similar to our presentation of shares of common stock on our Consolidated Statements of Stockholders’ Equity.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Cost of Sales, page 99 and Properties and Depreciation, page 101

6.	Please revise your accounting policy footnote to clearly state which line item(s) on your statements of earnings includes depreciation and amortization expense, including whether you allocate depreciation and amortization expense to cost of sales. If you do not include an allocation of depreciation or amortization expense to cost of sales, please revise your description of cost of sales on the face of your statements of earnings and elsewhere throughout the filing to indicate that cost of sales is exclusive of depreciation and amortization expense. Please also remove any references in the filing to gross margin, if you do not include a portion of your depreciation and amortization expense in cost of sales. See SAB Topic 11:B.

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

Response:

The Company includes depreciation and amortization expense related to manufacturing operations within the Cost of Sales line on our Consolidated Statement of Earnings (Loss). To provide clarity for the reader in future filings, our accounting policies for Cost of Sales and Properties and Depreciation will be revised to disclose that depreciation and amortization expense related to manufacturing operations is included within Cost of Sales. We updated our disclosures in the Property, Plant and Equipment footnote in our First Quarter 2009 Form 10-Q. To clarify that depreciation and amortization expense related to manufacturing operations is included in Cost of Sales, we propose to include the following in future filings:

Depreciation and amortization expense related to manufacturing operations is recorded in Cost of Sales on the Consolidated Statements of Earnings (Loss).

Note 15. Debt, page 119

7.	Your disclosures indicate that your debt agreements for the Senior Notes and the Senior Credit Facilities contain covenants. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:

In previous filings, we have considered the guidance in Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. The release discusses two situations where discussion and analysis of material covenants may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material; and second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing. At December 31, 2008 and March 31, 2009, we concluded that further discussion was not required as we considered the likelihood of default to be remote and we anticipated that for the foreseeable future the covenants would not materially impact the Company’s ability to undertake any

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

types of additional debt or equity financing of interest to the Company. Consequently, we believe that quantification of our ratios is not material to an understanding of our financial condition or liquidity.

As we noted in our letter to the Staff dated August 14, 2008 (in response to the Staff’s comment #2 contained in the Staff’s letter dated July 31, 2008 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008), the covenants in the referenced debt agreements were negotiated at a level designed to permit the Company to remain in full compliance:

Prior Staff Comment #2 dated July 31, 2008

For any credit facility or other financial instrument that requires Owens Corning or its subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are, and quantify what the ratios are as of the most recent date practicable. We note the risk factor disclosure here and in the March 31, 2008 10-Q that the credit agreement governing Owens Corning’s credit facilities and the indenture governing Owens Corning’s senior notes contain various covenants that impose significant operating and financial restrictions on Owens Corning and/or its subsidiaries.

Response dated August 14, 2008:

The credit agreement applicable to our senior revolving credit facility and our senior term facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio, that are usual and customary for a senior unsecured credit agreement. These covenants were negotiated at a level designed to permit the Company to remain in full compliance, and we believe that the likelihood of default under these covenants is remote… Consequently, we believe that quantification of our ratios is not material to an understanding of our financial condition or liquidity.

In response to your current comment #7, we have enhanced our disclosure in MD&A and footnote 10 to the consolidated financial statements included in the First Quarter 2009 Form 10-Q, to indicate qualitatively the cushion between the required amounts/ratios and the actual amounts/ratios. The enhanced disclosure is indicated below in bold.

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

The Credit Agreement applicable to our senior revolving credit facility and our senior term loan facility contains various covenants, including a maximum allowed leverage ratio and a minimum required interest expense coverage ratio, that are usual and customary for a senior unsecured credit agreement. We were well within compliance with these covenants as of March 31, 2009.

We believe that the likelihood of the Company’s default under its debt agreements is remote. Consequently, we do not believe that a discussion of the default, acceleration and cross-default provisions of the Company’s debt agreements is material to an understanding of our financial condition or liquidity.

Should the status of the Company’s position with respect to covenants or events of default change, the Company will update such disclosure as appropriate.

Item 11. Executive Compensation

Annual Incentives, page 61

8.	Please specify what the actual working capital performance for the reported period is as measured versus the quarterly operating plan used as a performance objective or funding criterion to determine the overall incentive pool. We note the disclosure relating to adjusted EBIT.

Response:

In response to your comment, we propose adding the following disclosure in future filings where appropriate:

Working capital performance was assessed versus the quarterly change in working capital objectives. The table below summarizes each quarter’s Entry, Target and Maximum performance criteria, as well as actual 2008 performance and funding.

Quarterly Change in Working Capital ($MM)

	Q1		Q2		Q3		Q4
Entry	-$	210	-$	88		$62	$120
Target	-$	175	-$	53		$97	$155
Maximum	-$	140	-$	18		$132	$190

Actual Performance	-$	115	-$	79	-$	21	$190

Actual Quarterly Funding		200%		26%		0%	198%

Mr. Rufus Decker

Accounting Branch Chief

May 11, 2009

Each quarter’s performance was weighted equally. The working capital component of the Corporate Incentive Plan was funded at 106% of Target.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer
Mark W. Mayer
Vice President and Chief Accounting Officer